

Mail Stop 4628

July 10, 2017

<u>Via E-mail</u>
Richard J. Doleshek
Chief Financial Officer
QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

> **Re:** **QEP Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-34778**

Dear Mr. Doleshek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Items 1 and 2. Business and Properties, page 8</u>

<u>Reserves, page 12</u>

<u>Proved Undeveloped Reserves, page 13</u>

1.   We note that you converted 18% and 23% of your proved undeveloped reserves ("PUDs") to proved developed reserves in the years ended December 31, 2016 and 2015, respectively. However, from 2015 to 2016 the costs incurred to continue the development of your PUDs decreased from $490.4 million to $258.1 million and the number of productive net development wells drilled decreased from 177.8 to 96.3. Tell us in reasonable detail how you were able to achieve a conversion rate of 18% for 2016

despite having significantly lowered the amount of capital expenditures and the number of wells drilled compared to 2015. With your response, provide us with quantitative information regarding the resource plays where development activity occurred during 2015 and 2016.

2.   We note that budgeted costs to develop your PUDs are expected to increase from $503.0 million in 2017 to $717.3 million in 2018 and $781.3 million in 2019. Quantify the PUDs you expect to convert in each of these years by resource play and provide appropriate context describing your planned activities. As part of your response, address your planned operations in areas where you appear to have reduced or suspended drilling activity. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X.

3.   We note your statement regarding your efforts to reduce drilling and completion activities in 2016. Identify the locations and quantities of any PUDs that were scheduled for 2016 as of December 31, 2015, but were not drilled during the year and explain why drilling did not occur.

4.   We note the increase in planned capital expenditures to convert your PUDs in 2017, 2018, and 2019. Revise your disclosure of liquidity and capital resources to describe the expected sources of capital and the implications if adequate financing is not available. Refer to Items 303(a)(1) and (2) of Regulation S-K.

5.   Explain your statement that $258.1 million was incurred "to continue the development" of your PUDs in 2016 and tell us whether this is the amount of capital expenditures incurred in 2016 to convert 45.5 MMBoe of your PUD reserves pursuant to Item 1203(c) of Regulation S-K.

Production, Prices and Production Costs, page 15

Expiring Leaseholds, page 20

6.   It appears that the leases for approximately 12% of your undeveloped acreage will expire over the next three years. Describe and quantify the PUDs associated with this acreage and tell us whether any of your PUDs are scheduled for drilling after lease expiration.

Notes Accompanying the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 78

Impairment of Long-Lived Assets, page 81

7.   Future net cash flows used to calculate your standardized measure of discounted future net cash flows decreased from $10.5 billion as of December 31, 2014 to $4.1 billion as of December 31, 2016 primarily due to changes in sales prices and in production costs

related to future production. As a result of this change, net capitalized costs relating to oil- and gas-producing activities exceeded the amount of future net cash flows as of December 31, 2016. In addition, your stock price appears to have fallen since December 31, 2016 causing a significant decline in your market capitalization. Tell us whether these are circumstances indicating that a triggering event requiring impairment tests for a possible decline in the recoverability of your capitalized costs has occurred. Refer to FASB ASC 360-10-35-21.

8.   Disclosure on page 52 of your annual report states that the cash flow model you use to assess proved properties for impairment includes numerous assumptions such as the market outlook on forward commodity prices. Revise to more clearly describe your basis for estimating oil, gas, and NGL prices used in your calculation of undiscounted future net cash flows and to explain how you assess the sensitivity of your capitalized costs to changes in estimated future prices. For additional guidance, refer to section V of SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources